                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of October, 2002

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

            Form 20-F    X                       Form 40-F ____
                        ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

              Yes:   ____                          No:     X
                                                         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        API ELECTRONICS GROUP INC.
                                        (Formerly Investorlinks.com Inc.)

Date:  October 10, 2002                 By:   /s/ Jason DeZwirek
       ----------------                     --------------------
                                        Jason DeZwirek, Chairman of the Board,
                                        Executive V.P., Secretary and Director

                                     FORM 27
                            Securities Act (Ontario)

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1.    Reporting Issuer:

      API Electronics Group Inc.
      505 University Avenue
      Suite 1400
      Toronto, Ontario
      M5G 1X3

2.    Date of Material Change:

      October 7, 2002

3.    Publication of Material Change:

      Press Release issued on October 7, 2002

4.    Summary of Material Change:

      API Electronics Group Inc. Q1 FY03 results.

5.    Full Description of Material Change:

      As set out in Schedule "A" (attached).

6.    Senior Officer:

      Jason DeZwirek
      Chairman
      Telephone: 416-593-3000

      I, Jason DeZwirek, Chairman, certify that the foregoing accurately discloses the material change referred to herein.

      Signed at Toronto, Ontario this 8th day of October, 2002.

                                             "Jason DeZwirek"

                                    -----------------------------------
                                    Jason DeZwirek, Chairman
                                    API Electronics Group Inc.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

  - API ELECTRONICS REPORTS RECORD Q1 FY03 RESULTS

  -

  - Sales increase 76%, orders booked up 255%

NEW YORK - October 7, 2002 - API Electronics Group Inc. (OTCBB: APIEF), a manufacturer of electronic components vital to the reliable performance of high-value military assets, today announced financial results for its fiscal first quarter, ending August 31, 2002. API's first quarter numbers include sales and bookings for the period June 1, 2002 to August 31, 2002 and, for the first time since the Filtran acquisition closed, reflect the combined revenues of API and Filtran Group.

Sales for the three month period were US $1,632,675, a 76% increase over the comparable period in fiscal year 2002.

Orders booked were US $2,142,272 up from US $602,958 in Q1 of fiscal year 2002, representing an increase of 255%.

API's backlog, which values unfilled orders placed with the company for the current fiscal year, is US $3,340,873 as of August 31/st/.

"Company executives are working hard to integrate Filtran Group into the API business," said Tom Mills, President and COO of API Electronics. "We were able to initiate substantial cost savings and integration procedures with respect to the Filtran acquisition. As well, some excellent synergies and cross-selling opportunities have been identified. The sales teams at API and Filtran have been educating existing and potential customers about the two product lines and there have been orders booked as a result of these efforts. This is important for continued corporate growth and we believe that API, its customers and shareholders will recognize significant benefits from these synergies."

During the first quarter, API announced that Filtran Group was awarded a US $2,000,000, six year contract by General Dynamics United Kingdom Ltd. for the supply of DC-to-DC converters. The company also announced that, in the first quarter, it completed a US $1,175,000 private placement, with proceeds going towards general working capital and to fund API's ongoing acquisition activities.

"We are extremely pleased with our Q1 results," said Mills. "The company has achieved its objectives, exceeded its financial targets and we are looking forward to a strong second quarter and successful 2003 fiscal year. We will more aggressively pursue further acquisition opportunities as the Filtran integration matures and remain optimistic about our prospects for continued growth."

ABOUT API ELECTRONICS:

API Electronics Group Inc. and its wholly owned subsidiaries are leading designers and manufacturers of superior quality electronic components and microcircuits with precisely defined functional capabilities. API and its subsidiaries have been providing top of the line parts to numerous global producers of military hardware, telecommunications equipment, computer peripherals, process control equipment and instrumentation for a combined total of over 50 years. With a growing list of blue chip customers, including Honeywell/Allied Signal, General Dynamics, Lockheed Martin, Litton Systems, Harris Corporation and numerous other top technology-based firms around the world, API regularly ships off-the-shelf and custom designed products to clients in more than 34 countries. API owns state-of-the-art manufacturing and technology centers in New York state and Ontario, Canada totaling 48,500 square feet. The company also has manufacturing capabilities in China and a distribution center in Britain. API subsidiary, Filtran, is an ISO 9001 Registered Company. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about Filtran Group and API Electronics, please visit the company websites at www.filtran.com and www.apielectronics.com.

FOR FURTHER INFORMATION:

Primoris Group
Tel: 1-877-274-0274
api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

                           API ELECTRONICS GROUP INC.
                              505 University Avenue
                                   Suite 1400
                                Toronto, Ontario
                                     M5G 1X3

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN THAT an annual meeting (the "Meeting") of shareholders of API ELECTRONICS GROUP INC. (the "Corporation") will be held at the offices of WeirFoulds LLP, Suite 1600, The Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, November 7, 2002 at the hour of 11:00 o'clock in the forenoon (Toronto time), for the following purposes:

     1. to receive and consider the audited consolidated financial statements of the Corporation for the financial period ended May 31, 2002 and 2001, together with the auditors' report thereon;

     2.   to elect three directors of the Corporation;

     3. to reappoint BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration; and

     4. to transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

          The specific details of the matters to be put before the Meeting as identified above are set forth in a management information circular (the "Circular") of the Corporation accompanying and forming part of this Notice.

          This Notice, accompanying Circular, proxy and the audited consolidated financial statements for the financial periods ended May 31, 2002 and 2001 have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation.

          Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

          DATED at Toronto, Ontario as of October 2, 2002.


                                              BY ORDER OF THE BOARD

                                              "Jason DeZwirek"

                                              ----------------------------------
                                              JASON DEZWIREK
                                              Chairman


NOTE: The directors have fixed the hour of 4:00 p.m. (Toronto time) on November 6, 2002 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

                           API ELECTRONICS GROUP INC.
                               (the "Corporation")

                              505 University Avenue
                                   Suite 1400
                            Toronto, Ontario M5G 1X3

          FORM OF PROXY SOLICITED BY MANAGEMENT OF THE CORPORATION FOR
                    USE AT AN ANNUAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON NOVEMBER 7, 2002.

                  The undersigned shareholder(s) of the Corporation hereby appoint(s) in respect of all of his or her shares of the Corporation Phillip DeZwirek, a director of the Corporation, or failing him, Jason DeZwirek, a director of the Corporation, or in lieu of the foregoing _______________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at an annual meeting (the "Meeting") of shareholders of the Corporation to be held on November 7, 2002, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

             1. TO VOTE FOR [_] WITHHOLD FROM VOTING [_] in the election of directors.

             2. TO VOTE FOR [_] WITHHOLD FROM VOTING [_] on reappointing BDO Dunwoody LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation and to authorize the directors of the Corporation to fix the auditors' remuneration.

                  If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

                  DATED the ______________ day of __________________, 2002.



                                        _____________________________________
                                        Signature of Shareholder(s)



                                        _____________________________________
                                        Print Name

                                        (see notes on back of this page)

                             NOTES:

                             (1) This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointer is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed.

                             (2) The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

                             (3) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THIS FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON NOVEMBER 6, 2002.

                             (4)  IN THE ABSENCE OF INSTRUCTIONS TO THE
                             CONTRARY, THE PERSONS NAMED IN THIS FORM OF PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THIS PROXY.

                             (5) This proxy ceases to be valid one year from its date.

                             (6) If your address as shown is incorrect, please give your correct address when returning this proxy.

                           API ELECTRONICS GROUP INC.
                               (the "Corporation")

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of the Corporation for use at an annual meeting (the "Meeting") of shareholders (a "Shareholder") of the Corporation to be held at the time and place and for the purposes set forth in the attached notice (the "Notice") of the Meeting. It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by management of the Corporation. The cost of such solicitation will be borne by the Corporation.

Unless otherwise specified, information contained in this Circular is given as of Wednesday, October 2, 2002 (the "Record Date") and, unless otherwise specified, all amounts shown represent Canadian dollars.

Appointment, Revocation and Deposit of Proxies

The persons named in the enclosed form of proxy are directors and officers of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON NOVEMBER 6, 2002.

A Shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a Shareholder will be voted in accordance with the directions given in the proxy.

A Shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m., November 6, 2002, being the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at Suite 1400, 505 University, Toronto, Ontario M5G 1X3.

Manner of Voting and Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote or withhold from voting common shares ("Common Shares") in the capital of the Corporation in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Common Shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

Voting Securities and Principle Holders Thereof

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of special shares. As of the date of this Circular, an aggregate of 15,403,814 Common Shares and no special shares of the Corporation are issued and outstanding. Each Common Share entitles the holder thereof to one vote at all meetings of Shareholders of the Corporation.

All Shareholders of record at the close of business on the Record Date will be entitled either to attend and vote at the Meeting in person Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them. However, if a holder of Common Shares has transferred any Common Shares after the Record Date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such Common Shares.

As of the date of this Circular, the only person or company who, to the knowledge of the directors and senior officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Common Shares is as follows:

                                  Number of             Percentage of
Name                              Common Shares         Outstanding Common
                                                        Shares

Can-Med Technology Inc. /(1)/       2,818,878           18.30%

--------------------
Notes:

(1) Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Phillip DeZwirek and 50% by Jason DeZwirek, both directors of the Corporation.

                     PARTICULARS OF MATTER TO BE ACTED UPON

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than ten directors and not less than three directors to be elected annually. The board of directors of the Corporation is currently comprised of three directors and the number of directors to be elected at the Meeting is three. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of Shareholders of the Corporation following his or her election unless his or her office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his or her current position and office with the Corporation, his or her present principal occupation or employment, the date on which he or she was first elected or appointed a director of the Corporation, and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which he or she exercises control or direction as at the date of this Circular:

Name, Municipality                                                                                         Number of
of Residence and              Principal Occupations During                                Director         Corporation
Position(s) held with         the Past Five Years                                         Since            Shares
the Corporation                                                                                            Controlled
Thomas W. Mills               President and Chief Operating Officer of API                August, 2001     328,250
Long Island, N.Y.             Electronics Inc. since 1981.
USA
President and Director

Phillip DeZwirek              Chairman and Chief Executive Officer of API                 August, 2001     2,983,853/(1)/
Toronto, Ontario              Electronics Inc. since 1978; Chairman, Chief
Canada                        Executive Officer and Director of CECO  Environmental
Vice-Chairman,                Corp. since August 1979; Director of Kirk & Blum and
Treasurer and Director        kbd/Technic since 1999; President of Can-Med
                              Technology, Inc. d/b/a Green Diamond Corp. since 1990.

Jason DeZwirek                Vice President and Director of CECO Environmental           August, 2001     2,818,878/(2)/
Toronto, Ontario              Corp. since February, 1994 and Secretary of CECO
Canada                        since February 20, 1998. Since October 1999 has been
Chairman, Chief               as Founder and President of kaboose.com Inc., a
Executive Officer,            company engaged in the development of interactive
Secretary and Director        educational content.

---------------------
Notes:

(1) Can-Med Technology Inc. owns a total of 2,818,878 Common Shares. Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Phillip DeZwirek. Additionally, Phillip DeZwirek controls Technapower Industries Corporation, which itself holds 164,975 Common Shares.

(2) Can-Med Technology Inc. owns a total of 2,818,878 Common Shares. Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Jason DeZwirek.

APPOINTMENT OF AUDITORS

BDO Dunwoody LLP, Chartered Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation on June 5, 1997. Shareholders of the Corporation will be asked at the Meeting to reappoint BDO Dunwoody LLP as the Corporation's auditors to hold office until the close of the next annual meeting of Shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of BDO Dunwoody LLP as the auditors of the Corporation and FOR authorizing the directors to fix the remuneration of the auditors.

STATEMENT OF EXECUTIVE COMPENSATION

               Ontario securities law requires that a "Statement of Executive Compensation" in accordance with the Securities Act (Ontario) (the "Securities Act") be included in this Circular. The Corporation is required to disclose information about the compensation paid to, or earned by the Corporation's President or Chief Executive Officer and each of the other four most highly compensated executive officers of the Corporation earning more than $100,000 in total salary and bonus for the three most recent fiscal years. The following addresses the applicable items identified.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most-recently completed fiscal years:

===============================================================================================================
                                           Annual Compensation                   Long Term Compensation
---------------------------------------------------------------------------------------------------------------
                         Fiscal
Name and Position of     Year-                               Other Annual   Securities Under     All Other
Principal                ending   Salary         Bonus       Compensation   Options/ Granted     Compensation
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Jason DeZwirek/(1)/      2002     $42,000        Nil         Nil            100,000/(2)/         Nil
Chairman, Chief          2001     N/A            N/A         N/A            N/A                  N/A
Executive Officer,       2000     N/A            N/A         N/A            N/A                  N/A
Secretary
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Phillip DeZwirek/(3)/    2002     Nil            Nil         Nil            100,000/(2)/         Nil
Vice-Chairman,           2001     N/A            N/A         N/A            N/A                  N/A
Treasurer                2000     N/A            N/A         N/A            N/A                  N/A
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Thomas W. Mills/(4)/     2002     USD$91,000     Nil         Nil            100,000/(2)/         USD$6,588/(5)/
President                2001     N/A            N/A         N/A            N/A                  N/A
                         2000     N/A            N/A         N/A            N/A                  N/A
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Jerome Rabinowitz/(6)/   2002     USD$104,400    USD$5,000   Nil            Nil                  Nil
Vice President - Sales   2001     N/A            N/A         N/A            N/A                  N/A
                         2000     N/A            N/A         N/A            N/A                  N/A
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Romaine Gilliland/(7/)   2002     Nil            Nil         Nil            Nil                  Nil
                         2001     $104,246       Nil         $18,421/(8)/   110,000/110,000/(9)/ Nil
                         2000     N/A            N/A         N/A            N/A                  N/A
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Elizabeth Kirkwood/(10)/ 2002     Nil            Nil         Nil            Nil                  Nil
                         2001     Nil            Nil         Nil            Nil                  Nil
                         2000     $85,000        Nil         $180,000/(11)/ 10,000/(12)/         Nil
===============================================================================================================

/(1)/ Jason DeZwirek was elected a Director and appointed Secretary on August 31, 2001. He continued as Secretary and additionally assumed the positions of Chairman and Chief Executive Officer on June 11, 2002.
/(2)/ Of the 100,000 options granted to each director of the Corporation; 50,000 are exercisable at USD$0.45 and 50,000 are exercisable at USD$0.75, all expiring August 31, 2006 and all convertible on a one-for-one basis upon exercise.
/(3)/ Phillip DeZwirek was elected a Director and appointed Treasurer and Chairman on August 31, 2001. He continued as a Director and currently holds the positions of Vice-Chairman and Treasurer as of June 11, 2002.
/(4)/ Thomas Mills was elected a Director and appointed President on August 31, 2001.
/(5)/ Thomas Mills received the use of a company car, resulting in expenses of USD$6,588 to the Corporation. (6) Jerome Rabinowitz was appointed Vice President - Sales on August 31, 2001. (7) Romaine Gilliland was appointed President and Chief Executive Officer on June 6, 2000 and resigned on
       6, 2001. Romaine Gilliland currently has no affiliation with the April Corporation.
/(8)/ During the year ended April 30, 2001 the Corporation's subsidiary paid $8,795 in accounting fees, $8,370 in automobile benefits and $1,256 in professional duties.
/(9)/ On June 26, 2000 the Corporation granted 110,000 options exercisable at US$2.55. These options expired unexercised on July 10, 2001.
/(10)/ Elizabeth Kirkwood resigned as President and Chief Executive Officer on
       June 6, 2000 and resigned as a Director on August 31, 2001. Elizabeth Kirkwood currently has no affiliation with the Corporation
/(11)/ These amounts represent management fees paid and accrued by the then 64% owned subsidiary of the Corporation, First Strike Diamond Inc. (formerly, Vertex Ventures Inc.).
/(12)/ On August 13, 1999, the Corporation granted to Elizabeth Kirkwood stock options to acquire up to 50,000 common shares, exercisable at $0.30 expiring on August 3, 2002. Of these options, she exercised 20,000 on February 22, 2000 leaving her with 30,000 options. As at August 31, 2001, on consolidation, her remaining 30,000 options became 10,000 options exercisable at $0.90. Ms. Kirkwood exercised these 10,000 options at $0.90 on November 20, 2001.

Long-Term Incentive Plan Awards

The Corporation did not have a long-term incentive plan (the definition of "long-term incentive plan" contained in the Securities Act expressly excludes a stock option plan as referred to below) during the financial year, ended May 31, 2002.

Stock Options/SAR Grants

In 1995 the board of directors of the Corporation authorized a stock option plan (the "Option Plan") for directors, officers and employees of the Corporation which reserves an aggregate of 2,000,000 Common Shares for issuance on the exercise of such options and which such Option Plan has remained unamended since its inception. The terms of the Option Plan restricts options granted at any point in time to 10% of the outstanding Common Shares. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares at one point in time. The maximum term of any option granted is five years.

During the financial year ended May 31, 2002, the Corporation granted to Phillip DeZwirek, Jason DeZwirek and Thomas Mills 100,000 options each; 50,000 exercisable at USD$0.45 and 50,000 exercisable at USD$0.75, all expiring August 31, 2006 and convertible one a one-for-one basis upon exercise.

Aggregated Option/SAR Exercises and Financial Year-End Option/SAR Values

The following table discloses the number and value of exercised and unexercised options held by Jason DeZwirek, Phillip DeZwirek and Thomas Mills during the last completed financial year:

--------------------------------------------------------------------------------------------------------------
Name                     Securities     Aggregate    Unexercised         Value of Unexercised in-the-Money
                         Acquired on    Value        Options/SARs at     Options/SARs at May 31, 2002/(2)/
                         Exercise       Realized     May 31, 2002        Exercisable/
                                                                         Unexercisable
--------------------------------------------------------------------------------------------------------------
Jason DeZwirek              Nil             N/A       100,000/(1)//0          USD$112,500/USD$97,500
--------------------------------------------------------------------------------------------------------------
Phillip DeZwirek            Nil             N/A       100,000/(1)//0          USD$112,500/USD$97,500
--------------------------------------------------------------------------------------------------------------
Thomas Mills                Nil             N/A       100,000/(1)//0          USD$112,500/USD$97,500
--------------------------------------------------------------------------------------------------------------

/(1)/ Of the 100,000 options held by each director, 50,000 are exercisable at USD$0.45 and 50,000 are exercisable at USD$0.75, all expiring August 31, 2006 and convertible on a one-for-one basis upon exercise.
/(2)/ The closing price of the Common Shares at year-end, May 31, 2002, was USD$2.70.

Employment Contracts

There are no employment contracts between or among the Corporation, any of its subsidiaries or any officers and directors thereof.

Compensation of Directors

No directors of the Corporation were compensated by the Corporation or any of its subsidiaries during the financial year ended May 31, 2002 for their services in their capacity as directors.

Administrative Costs

For the fiscal year ended May 31, 2002, aggregate costs of $48,730 were paid by the Corporation to kaboose.com Inc. ("Kaboose"), a company of which Jason DeZwirek, a director of the Corporation, is also a director and controlling shareholder, for the design, development and maintenance of the Corporation's web-site.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer of the Corporation or associate of any director or officer of the Corporation is, or at any time since the beginning of the Corporation's financial year ended May 31, 2002, has been, indebted to the Corporation or any of its subsidiaries.

FINANCIAL STATEMENTS

A copy of the audited consolidated financial statements of the Corporation for the financial years ended May 31, 2002 and 2001, together with the auditors' report thereon accompany this Circular. The directors will place before the Meeting the said financial statements and auditors' report.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except for web-site hosting and maintenance fees of $48,730 paid to Kaboose, a company of which Jason DeZwirek, a director of the Corporation, is also a director and controlling shareholder, no insider of the Corporation, as defined in the Securities Act,/(1)/ or associate or affiliate thereof, has any material interest in any transaction completed since the commencement of the Corporation's financial year ended May 31, 2002 or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries except as disclosed elsewhere in the Circular.

-------------------
Note:
       (1) The definition of "insider" contained in the Securities Act includes every director or senior officer of a corporation, every director or senior officer of a corporation that is itself an insider or subsidiary of a corporation and any person or corporation/company who beneficially owns, directly or indirectly, or who exercises control or direction over, more than 10% of the outstanding common shares of a corporation.

                               DIRECTORS' APPROVAL

The contents and the sending of this Circular to the Shareholders of the Corporation have been approved by the board of directors of the Corporation.

                DATED at Toronto, Ontario as of October 2, 2002.

                                                  BY ORDER OF THE BOARD

                                                  "Jason DeZwirek"

                                                  ___________________________
                                                  JASON DEZWIREK
                                                  Chairman

                           API ELECTRONICS GROUP INC.
                        505 UNIVERSITY AVENUE, SUITE 1400
                            TORONTO, ONTARIO, CANADA
                                     M5G 1X3

--------------------------------------------------------------------------------

October 7, 2002

Those shareholders who wish to be added to the Supplemental Mailing List of API Electronics Group Inc. (the "Company") in order to receive the Company's unaudited interim financial statements, please complete the following and forward it to the offices of EQUITY TRANSFER SERVICES INC. at Suite 420, 120 Adelaide Street West, Toronto, Ontario, Canada M5H 4C3.

                                  * * * * * * *

I HEREBY CERTIFY that I am a shareholder of the Company and, as such, request that you add me to your Supplemental Mailing List.

                    (Please P R I N T  your name and address)

________________________________________________________________________________
(FIRST NAME)                                                        (LAST NAME)

________________________________________________________________________________
(APT. NO.)                    (STREET NUMBER)                         (STREET)

________________________________________________________________________________
(CITY)                                                    (PROVINCE/ STATE)

________________________________________________________________________________
(POSTAL / ZIP CODE)                                                   (COUNTRY)

                                           SIGNED:______________________________
                                                      (Signature of Shareholder)